July 18, 2016

VIA EDGAR

Jay Williamson, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Olden Lane Trust Series 1 (the “Trust”)
Request to Withdraw Registration Statement on Form S-6
SEC File No. 333-202887

Dear Mr. Williamson,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), Olden Lane Securities LLC, the Sponsor of the Trust (“Sponsor”), hereby requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal of the Registration Statement on Form S-6 (File No. 333-202887), together with all exhibits and amendments thereto (“Registration Statement”), originally filed with the Commission on March 20, 2015.

The Sponsor has determined not to undertake the offering as described in the Registration Statement at this time. The Sponsor confirms that the Registration Statement has not yet become effective and no securities have been sold under the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Trust receives a notice from the Commission that this application will not be granted.

If you have any questions regarding this matter, please contact Ray Shirazi of Cadwalader, Wickersham & Taft LLP at (212) 504-6376.

Sincerely,

/s/ Michel Serieyssol

_______________________________

Michel Serieyssol

Chief Executive Officer, Olden Lane Securities LLC on behalf of Olden Lane Trust

200 Forrestal Road. Princeton NJ 08540 | (609) 436-9595 | www.oldenlane.com